FILE NO. 333-117576
                                                                    CIK #1246758

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                            Registration Statement on
                               Amendment No. 1 to
                                    Form S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES 66

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER LLP            VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy        Attention:  Barry Fink
         111 West Monroe Street            1221 Avenue of the Americas
         Chicago, Illinois  60603          New York, New York  10020

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:



  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                   Preliminary Prospectus Dated July 18, 2006

                              Subject to Completion



            Inflation Protected Corporate Securities Trust, Series 1

--------------------------------------------------------------------------------

   Inflation Protected Corporate Securities, Series 1 invests in a portfolio of corporate bonds and an inflation-indexed interest rate swap. The Trust seeks current income and protection of invested capital against the erosion of purchasing power due to inflation. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Taxable Income Series 66.

                 Estimated Current Return:          ____%
                 Estimated Long Term Return:        ____%
                 CUSIP:                          __________

   Estimated current return shows the estimated cash you should receive each year divided by the Unit price assuming no changes in the rate of inflation. Estimated long term return shows the estimated return over the estimated life of your Trust assuming no changes in the rate of inflation. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses and liabilities. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds but neither can account for inflation-related adjustments to income related to the swap held by the Trust. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                   Prospectus

                                  _____ , 2006

       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

   The Securities and Exchange Commission has not approved or disapproved of the Trust units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



         Van Kampen
         Investments
         Shine




   Investment Objective. The Trust seeks current income and protection of invested capital against the erosion of purchasing power due to inflation.

   Principal Investment Strategy. The Trust invests in a portfolio of corporate bonds and an inflation-indexed interest rate swap. In selecting bonds for the Trust, the Sponsor considered the following factors, among others:

     o the bonds must have a Standard & Poor's rating of at least "BBB-", a Moody's Investors Service, Inc. rating of at least "Baa3" or, if not rated, credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of the Sponsor;

     o the prices of the bonds relative to other bonds of comparable quality and maturity;

     o    the current income provided by the bonds;

     o    the diversification of bonds as to issuers and sectors; and

     o the probability of early return of principal or high legal or event risk. The portfolio generally consists of bonds maturing approximately ___ to ___ years from the Date of Deposit.

   The bonds in the Trust are fixed interest rate bonds. The Trust seeks to provide protection against inflation through its investment in an inflation-indexed interest rate swap. This combined portfolio provides an investment that is comparable to an investment in inflation-indexed bonds. Due to the somewhat limited market for inflation-indexed bonds, the Sponsor believes that the Trust may provide certain advantages over a direct investment in inflation-indexed bonds, such as the potential to achieve greater diversification among issuers and sectors, higher credit quality and greater liquidity.

   A swap is an agreement whereby two parties, such as the Trust and the swap counterparty, agree to exchange payments at specified dates based on specified amounts. These amounts are calculated with reference to a specified asset, rate or index. The swap held by the Trust provides that the Trust will pay all of the interest it receives on the bonds in its portfolio to the swap counterparty in exchange for a floating rate payment equal to the interest received from the bonds adjusted for changes in inflation as measured by the Consumer Price Index. The Sponsor believes that this structure provides greater selection of quality bond issuers while also providing an inflation-indexed investment.

   Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the bonds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future. Inflation-indexed investments tend to react to changes in "real" interest rates. Real interest rates represent "nominal" or stated interest rates reduced by the inflation rate. For example, if a bond is yielding 5% and inflation is 2%, the real interest rate is 3%. In general, the price of an inflation-indexed bond can fall when real interest rates rise and can rise when real interest rates fall. Because the bonds in the Trust are not themselves inflation-indexed, the values of the bonds are not expected to react in this same way and the Trust might realize a lower amount upon a sale of a bond than it might if the bond itself were inflation-indexed. The value of the Trust's swap, however, will generally fluctuate with changes in inflation and cause the Unit value to fluctuate accordingly.

     o Income distributions from the Trust are likely to fluctuate more than is the case with an investment exclusively in fixed-rate bonds and will vary as the income is adjusted for inflation. If deflation occurs, the Trust's income distributions will decline (but not below zero) and could cause your Unit value to fall. Deflation is the opposite of inflation and represents a decline in prices throughout the economy over time.

     o A bond issuer or the swap counterparty may be unable to make interest and/or principal payments in the future.

     o The financial condition of an issuer or the swap counterparty may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o A bond issuer might prepay or "call" a bond before its stated maturity. If this happens, the Trust will distribute the principal to you but future interest distributions will fall. A bond's call price could be less than the price the Trust paid for the bond. If enough bonds are called, the Trust could terminate earlier than expected.

     o The Trust may concentrate in bonds of a particular type of issuer. This makes the Trust less diversified and subject to greater risk than a more diversified portfolio. The types of bonds in the portfolio are listed under "Portfolio Diversification" on the next page.

     o We do not actively manage the portfolio. Except in limited circumstances, the Trust will hold the same bonds even if the market value declines.




                   Summary of Essential Financial Information
  (As of the close of business on the business day before the Date of Deposit)
--------------------------------------------------------------------------------
General Information
--------------------------------------------------------------------------------
Date of Deposit                                        ___
Principal amount of bonds in Trust                  $
Principal amount of bonds per Unit (1)              $
Number of Units                                        ___
Weighted average maturity of bonds               ___ years

--------------------------------------------------------------------------------
Unit Price
--------------------------------------------------------------------------------
Aggregate value of securities in Trust         $
Aggregate value of securities per Unit         $
  Plus sales charge per Unit                   $
Public offering price per Unit (2)             $
Redemption price per Unit                      $

--------------------------------------------------------------------------------
Bond Diversification (% of Par Value)
--------------------------------------------------------------------------------
                                                        %


                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
Estimated Annual Income Per Unit
--------------------------------------------------------------------------------
Estimated income                               $
  Less estimated expenses (4)                  $
Estimated net income                           $

--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
Sales Charge (% of Unit Price)                       3.00%
Estimated Annual Expenses per Unit
  Trustee's fee (5)                            $      0.91
  Supervisory, bookkeeping and administrative
    services fee                               $      0.40
  Evaluation fee (5)                           $      0.36
  Other operating expenses                     $
                                               -----------
Total annual expenses per Unit                 $
                                               ===========

--------------------------------------------------------------------------------
Estimated Distributions
--------------------------------------------------------------------------------
Initial distribution                      $     ______ on
                                          ______ 25, 2006
Normal distribution (3)                   $
Record dates                                  10th day of
                                               each month
Distribution dates                            25th day of
                                               each month

--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.

(2) After the first settlement date (_____ , 2006), you will pay accrued interest from this date to your settlement date less interest distributions.

(3) We base this amount on estimated cash flows per Unit assuming no changes in inflation or expenses. This amount will vary with changes in inflation rates (as measured by the Consumer Price Index), expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year. Estimated expenses are expected to fluctuate periodically.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


PORTFOLIO

(as of the close of business on the business day before the Date of Deposit)
-------------------------------------------------------------------------------------------------------------------
                                                                                         Rating (4)
                                                                                   --------------------   Offering
Aggregate    Name of Issuer, Title, Interest Rate and                               Standard              Price To
Principal    Maturity Date of Bonds (1)(2)(3)                                       & Poor's   Moody's    Trust (2)
------------ -------------------------------------------------------------------   ---------- ---------   ---------



------------                                                                                              ------------
$                                                                                                         $
============                                                                                              ============

--------------------------------------------------------------------------------
For an explanation of the footnotes used on this page, see "Notes to Portfolio".

Notes to Portfolio

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into on ___.

(2) Other information regarding the bonds is as follows:

                          Cost to           Profit (Loss)
                          Sponsor             to Sponsor
                      ---------------      ---------------
                    $       ___           $       ___

   The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

   "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trust--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) The Trust has entered into an interest rate swap agreement with ________ as the counterparty. Under the swap agreement, the Trust receives a floating rate of interest income from the counterparty and the Trust pays a floating rate of interest income to the counterparty. The floating rate received by the Trust is based on the aggregate interest income on the bonds in the Trust portfolio adjusted according to changes in the U.S. Consumer Price Index for all Urban Consumers Non-Seasonally Adjusted (base period 1982-1984=100) published by the U.S. Department of Labor Bureau of Labor Statistics. The floating rate paid by the Trust to the counterparty is based to the aggregate interest income on the bonds in the Trust portfolio. The initial notional amount of the swap is equal to the aggregate principal amount of the bonds in the Trust portfolio. The swap agreement terminates on the date of the maturity, call, sale or other liquidation of the final bond in the Trust portfolio.

(4) "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(5) This bond has a "make whole" call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a "make whole" amount, and any accrued and unpaid interest to the date of redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trust--Risk Factors" in Prospectus Part II.

   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


  Name                                        Address                                                        Units
  -----------------                           -----------------                                        -----------------



                                                                                                       -----------------
                                                                                                       $
                                                                                                       =================




             Report of Independent Registered Public Accounting Firm

   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Inflation Protected Corporate Securities Trust, Series 1 (included in Van Kampen Unit Trusts, Taxable Income Series 66):

   We have audited the accompanying statement of condition and the portfolio of Inflation Protected Corporate Securities Trust, Series 1 (included in Van Kampen Unit Trusts, Taxable Income Series 66) as of _____ , 2006. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statement based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of _____ , 2006. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.

   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Inflation Protected Corporate Securities Trust, Series 1 (included in Van Kampen Unit Trusts, Taxable Income Series 66) as of _____ , 2006, in conformity with accounting principles generally accepted in the United States of America.

   New York, New York                                         GRANT THORNTON LLP
   _____ , 2006



                             Statement of Condition
                       As of the close of business on ___

INVESTMENT IN BONDS
   Contracts to purchase securities (1)(2)                       $
   Accrued interest to the first settlement date (1)(2)
                                                                 ---------
         Total                                                   $
                                                                 =========
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)              $
   Interest of Unitholders--
         Cost to investors
         Less: Gross underwriting commission
                                                                 ---------
         Net interest to Unitholders (1)(2)
                                                                 ---------
         Total                                                   $
                                                                 =========
   Units outstanding
                                                                 =========
   Net asset value per Unit                                      $
                                                                 =========

--------------------------------------------------------------------------------

(1) The value of the securities is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase securities are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.



THE TRUST
--------------------------------------------------------------------------------

     General. Your Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Standard & Poor's Securities Evaluations, Inc., as Evaluator, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

     Your Trust may be an appropriate medium for investors who desire to participate in a portfolio of taxable bonds with greater diversification than they might be able to acquire individually. Diversification of the Trust's assets will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of your Trust's portfolio, see "Portfolio". In addition, bonds of the type initially deposited in the portfolio of the Trust are often not available in small amounts and may, in the case of any privately placed bonds, be available only to institutional investors.

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" and an inflation-indexed interest rate swap. The securities may initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the securities, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information". Unless otherwise terminated as provided herein, the Trust Agreement will terminate at the end of the calender year prior to the fiftieth anniversary of its execution.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of the Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     Objective and Security Selection. The Trust seeks current income and protection of invested capital against the erosion of purchasing power due to inflation. The Trust invests in a portfolio of corporate bonds and an inflation-indexed interest rate swap. There is, of course, no guarantee that the Trust will achieve its objective.

     In selecting bonds for the Trust, the Sponsor considered the following factors, among others: (a) the bonds must have a Standard & Poor's rating of at least "BBB-", a Moody's Investors Service, Inc. ("Moody's") rating of at least "Baa3" or, if not rated, credit characteristics sufficiently similar to bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of the Sponsor, (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the current income provided by the bonds,
(d) the diversification of bonds as to issuers and sectors, and (e) the probability of early return of principal or high legal or event risk. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from the Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration").

     An investment in the Trust is comparable to an investment in a portfolio of inflation-indexed bonds. Inflation-indexed bonds provide principal and interest payments that are adjusted over time to reflect a rise (inflation) or a fall (deflation) in the general price level of goods and services. (The change in the general price level of goods and services, or inflation and deflation, is generally measured by changes in the Consumer Price Index maintained by the U.S. Department of Labor Bureau of Labor Statistics.) The Trust provides a comparable investment by investing in a portfolio of conventional, fixed rate corporate bonds and an inflation-indexed interest rate swap. In the case of conventional bonds of the type held by the Trust, the issuer makes regular fixed interest payments and repays the fixed, stated face value of the bond at maturity. The Trust seeks to achieve protection against inflation through its investment in an interest rate swap. This combined portfolio provides an investment that is comparable to an investment in inflation-indexed bonds. Due to the somewhat limited market for inflation-indexed bonds, the Sponsor believes that the Trust may provide certain advantages over a direct investment in inflation-indexed bonds, such as the potential to achieve greater diversification among issuers and sectors, higher credit quality and greater liquidity.

     A swap is an agreement whereby two parties, such as the Trust and the swap counterparty, agree to exchange payments at specified dates based on specified amounts. These amounts are calculated with reference to a specified asset, rate or index. The swap held by the Trust provides that the Trust will pay all of the interest it receives on the bonds in its portfolio to the swap counterparty in exchange for a floating rate payment equal to the interest received from the bonds adjusted for changes in inflation as measured by the Consumer Price Index ("CPI"). The Sponsor believes that this structure provides greater selection of quality bond issuers while also providing an inflation-indexed bond investment.

     Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of securities in your Trust. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. You can lose money by investing in the Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement, which is available upon request, contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the securities in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer or insurer, perceptions of the issuer or insurer, or ratings on a security. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of a security will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes. The value of inflation-indexed securities, such as the Trust's interest rate swap, should change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, potentially leading to an increase in value of inflation-indexed securities. In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed securities. The periodic adjustment to the swap payments is tied to the CPI, which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. There can be no assurance that the CPI will accurately measure the real rate of inflation in the prices of goods and services.

     Income fluctuation risk is the risk that the Trust's income distributions are likely to fluctuate considerably more than the income distributions of a typical bond fund. Income fluctuations associated with changes in interest rates are expected to be low; however, income fluctuations resulting from changes in inflation are expected to be high. Overall, you can expect income fluctuations to be relatively high for the Trust.

     Swaps. A swap is an agreement whereby two parties, such as the Trust and the swap counterparty, agree to exchange payments at specified dates based on specified amounts. These amounts are calculated with reference to a specified asset, rate or index. The swap held by the Trust provides that the Trust will pay all of the interest it receives on the bonds in its portfolio to the swap counterparty in exchange for a floating rate payment equal to the interest received from the bonds adjusted for changes in inflation as measured by the CPI. A swap involves certain risks that are different from the risks associated with a direct investment in the bonds or other investments that are referenced in the swap agreement. Swaps are specialized instruments that require investment risk analysis and tax planning different from those associated with stocks, bonds and other traditional securities.

     Swap agreements may be subject to liquidity risk, which exists when a particular swap is difficult to purchase or sell. The swap agreement for the swap held by the Trust provides that the notional amount of the swap will automatically terminate (i.e., reduce) upon the call, maturity, default, sale or other liquidation of a bond in the Trust. The reduction in the swap's notional amount will equal the par or face value of the bond liquidated. Upon a reduction in the notional amount of the swap, either the Trust or the counterparty is required to pay a termination amount, which is effectively the fair market value of the portion of the swap terminated. Accordingly, the Trust should not need to sell the swap to a third party.

     Swap agreements may be subject to pricing risk. The Evaluator will value the Trust's swap daily as described in this prospectus, however, there can be no assurance that the value determined by the Evaluator will correspond to the termination amount determined by the swap calculation agent. The swap's calculation agent is the swap counterparty. The swap agreement requires that the calculation agent determine the swap termination amount according to market standards for the over-the-counter derivatives market with regards to levels on inflation swaps and floors, however, an inherent conflict of interest exists because the counterparty is also the swap calculation agent. In determining the value of the swap, the Evaluator will take into consideration prior swap termination amounts determined by the calculation agent but there is a risk that the Trust will not receive a swap termination amount that corresponds to the current value of the swap determined by the Evaluator prior to or at the time of a particular swap termination.

     The use of a swap agreement also involves the risk that a loss may be sustained as a result of the insolvency or bankruptcy of the counterparty or the failure of the counterparty to make required payments or otherwise comply with the terms of the agreement. If the counterparty to the Trust's swap fails to make a required payment to the Trust or otherwise defaults under the swap agreement, the swap agreement will terminate. In this case, the Sponsor anticipates that the Trust itself would not terminate but would still hold the bonds in its portfolio and you would continue to receive the fixed interest payments received by the Trust, net of Trust expenses. If this were to occur, the Trust would lose its inflation protection feature and future Trust interest distributions would not adjust with inflation or deflation. This could result in a decrease in the value of your Units and a reduction in all future income distributions.

     If deflation occurs, the income distributions of the Trust will fall (but not below zero). Deflation is the opposite of inflation and represents a decline in the price of goods and services as measured by the CPI. A decline in the CPI would reduce the amount that the swap counterparty must pay to the Trust but the Trust would still be required to pay all of the bond interest to the counterparty. As a result, deflation would reduce the income distributions that you receive from the Trust. The swap held by the Trust does not involve delivery of the Trust's bonds or any assets other than interest received by the Trust from the bonds. Accordingly, the risk of loss with respect to the swap due to deflation is limited to the entire amount of interest received by the Trust from the bonds in the Trust's portfolio and will not reduce the principal value of bonds in the Trust.

     The swaps market is a relatively new market and is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Trust's swap agreement or to realize amounts to be received under such agreement.

     Credit risk is the risk that a security's issuer or insurer is unable to meet its obligation to pay principal or interest on the security.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. The optional call provisions, if any, are described in general terms in the "Portfolio". Additional discussion of call provisions appears in the Information Supplement.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

     Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described in the following sections.

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     More About the Bonds. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT
AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

     The Estimated Current Returns and the Estimated Long-Term Returns as of the business day before the Date of Deposit are set forth on the cover of this Prospectus. These figures are estimates and are designed to be comparative rather than predictive. No one can predict your actual return, which will vary with Unit price, the adjustments to swap payments in response to inflation or deflation, purchases and sales of securities, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which could be lower for various reasons, including, but not limited to, the effect of certain delays in distributions. Estimated Current Return is calculated by dividing the estimated net annual income per Unit by the Public Offering Price as of the close of business on the business day before the Date of Deposit, assuming no changes in the rate of inflation. The estimated net annual interest income per Unit will vary with changes in inflation (the Consumer Price Index), changes in fees and expenses of your Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of your Trust will change and the amounts received from or paid to the swap counterparty will vary over time, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

PUBLIC OFFERING
--------------------------------------------------------------------------------

     General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate value of the securities, the sales charge, cash, if any, in the Principal Account and accrued interest, if any. During the initial offering period, the sales charge for the Trust is equal to 3.0% of the public offering price per Unit (3.093% of the aggregate value of the securities). After the initial public offering period, the secondary market public offering price is based on the value of the securities, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life ("ELTR Life") of your Trust's portfolio:

             ELTR Life               Sales Charge
          --------------            --------------
               1                         1.010%
               2                         1.523
               3                         2.041
               4                         2.302
               5                         2.564
               6                         2.828
               7                         3.093
               8                         3.627
               9                         4.167
              10                         4.384
              11                         4.603
              12                         4.712
              13                         4.822
              14                         4.932
              15                         5.042
              16                         5.152
              17                         5.263
              18                         5.374
              19                         5.485
              20                         5.597
        21 to 30                         5.708

     The ELTR Life represents the estimated life of the bonds in the Trust's portfolio as determined for purposes of calculating Estimated Long-Term Return. See "Estimated Current and Long-Term Returns". The sales charges in the above table are expressed as a percentage of the aggregate value of the securities.

     Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your broker-dealer of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge.

     Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, your sales charge will be as follows:

Aggregate                                        Sales
Number of                                      Reduction
Units Purchased                                per Unit
-----------------                            ------------
100-249 Units                               $        4.00
250-499 Units                                        6.00
500-999 Units                                        9.00
1,000 or more Units                                 11.00

     Except as described below, these quantity discount levels apply only to purchases of a single Trust made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a dollar basis using a $1,000 Unit equivalent. For example, if you purchase between $250,000 and $499,999, your sales charge discount per Unit will be $6.

     Aggregated Purchases--For purposes of achieving these levels you may combine purchases of Units of the Trust offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period. In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

     Letter of Intent--For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Unit Trusts, Taxable Income Series or Van Kampen Unit Trusts, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the quantity discount table above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     Consecutive Series--Purchasers of units of any two consecutive series of the Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the quantity discount sales charge table above.

     Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts") if the Units are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e. the Trust is "Wrap Fee Eligible"). The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

     Exchanges. During the initial offering period of the Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Trust must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

     Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and, when permitted, Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession, when permitted.

     Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the securities. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate value of the securities and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the securities prepared by the Evaluator. During the initial offering period, the Evaluator will value the securities as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for trading, provided, however, on the Date of Deposit the Evaluation Time will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate value of the securities plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

     The Evaluator determines the value of bonds in the Trust during the initial offering period based on the aggregate offering side evaluations of the bonds. After the initial offering period ends, the Evaluator determines the value of the bonds based on the bid side evaluations rather than the offering side evaluations. The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by your Trust; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation. As a result of this pricing method, Unitholders should expect a decrease in the net asset value per Unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the securities. The interest rate swap is valued at its fair value as determined under procedures established by the Evaluator which generally provide that the swap value is determined on the basis of current market valuations obtained from dealers or brokers who customarily deal in swaps comparable to the swap held by the Trust.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although your Trust accrues income daily. Because of this, your Trust always has an amount of income earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by your Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     For purposes of this prospectus, "accrued interest" will reflect receipts or payments related to the interest rate swap held by the Trust. The receipts or payments related to the swap will be accrued on a daily basis corresponding to the accrual of interest on the bonds held in the Trust as described above. Accrued interest will reflect these combined accruals. As a result, accrued interest reflects the bond interest accrued after (a) reduction of accrued payments to be made to the swap counterparty or (b) addition of accrued income to be received by the swap counterparty.

     Unit Distribution. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections.

     During the initial offering period, the Sponsor will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                            Concession
                                             or Agency
   Transaction Amount                       Commission
------------------------------------------------------
   Less than 100 Units                            $20
   100 Units - 249 Units                           18
   250 Units - 499 Units                           17
   500 Units - 999 Units                           16
   1,000 Units or more                             13

     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to the concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. The Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and the related Underwriter concession so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $17.50 per Unit.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                            Additional
   Initial Offering Period Sales                Volume
   During Quarterly Period                  Concession
------------------------------------------------------
   $2 million but less than $5 million         0.025%
   $5 million but less than $10 million         0.050
   $10 million but less than $50 million        0.075
   $50 million or more                          0.100

     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to a transactional sales charge (as defined in applicable prospectuses), however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

     Sponsor and Underwriter Compensation. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in the front of this Prospectus.

     The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a concession of $22 per Unit underwritten.

     In connection with Underwriter sales of Units which are sold in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate applies only to Units sold out of the Underwriter's inventory and will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. In addition, if a firm commits to act as an Underwriter for the Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of the Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution", provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases equal to at least 1,000 Units of the Trust (including any additional compensation described in the next paragraph).

     Each Underwriter who underwrites 1,000 or more Units of the Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites.

     The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to the Trust. See "Portfolio" and "Notes to Portfolio". The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Trust and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

     Market for Units. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate value of the securities plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of your Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
--------------------------------------------------------------------------------

     As described above, Units may be available for purchase by investors in Fee Accounts where the Trust is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

     Distributions of Income and Principal. Income received by the Trust, pro rated on an annual basis, will be distributed monthly. The amount and time of the first distribution is described under "Summary of Essential Financial Information".

     Interest received by the Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Income received from the swap counterparty is credited to the Interest Account and payments made by the Trust to the swap counterparty are debited from the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, income will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date (June and December) to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by the Trust at a constant rate throughout the year, income distributions may be more or less than the amount credited to the Interest Account as of the record date. The Trustee is authorized to advance amounts necessary to pay income distributions as described above. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

     Reinvestment Option. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of your Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen Funds Inc.

     After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Planned Reinvestment Option
(PRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new PRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time.

     Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the value of the securities as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in a Trust or moneys in the process of being collected, (ii) the value of the securities, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the securities by employing any of the methods set forth in "Public Offering--Unit Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of your Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to dis-cuss tax consequences. We may discontinue this option at any time.

     Units. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of your Trust will be audited annually by independent registered public accounting firm and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the income and principal received on the securities, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial adviser or the Trustee. The Sponsor does not have access to individual account information.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

     Sponsor. Van Kampen Funds Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $110 billion under management or supervision as of March 31, 2006. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of March 31, 2006, the total stockholders' equity of Van Kampen Funds Inc. was $274,273,441 (unaudited).

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor. If we fail to or cannot perform our duties under the trust agreement or become bankrupt, the Trustee may appoint a new sponsor, continue to operate your Trust without a sponsor, or terminate your Trust and distribute the liquidation proceeds.

     Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. If you have questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     Portfolio Administration. Your Trust is not a managed fund and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect your Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. When a bond is sold or otherwise liquidated from the Trust portfolio, the notional amount of the Trust's interest rate swap will reduce by a corresponding amount. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue securities in exchange or substitution for the Trustportfolio securities (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which securities may be sold or replaced. See "Additional Information".

     Replacement Bonds. No assurance can be given that the Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must
(i) be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Bonds having no warrants or subscription privileges attached; (ii) be payable in United States currency; (iii) not be when, as and if issued obligations or restricted securities; (iv) be issued after July 18, 1984 if the interest is United States source income; and (v) be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the substitute bonds. The Trustee shall notify all Unitholders of the Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. If Failed Bonds are not replaced, the Estimated Net Annual Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in the Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     Termination of Trust Agreement. The Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. The Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".

     Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
--------------------------------------------------------------------------------

     This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor. Assets of the Trust. The Trust is expected to hold the following: (i) various debt obligations (the "Debt Obligations") that constitute debt the interest on which is includable in gross income for federal income tax purposes, and (ii) a swap contract (the "Swap") pursuant to which the Trust agrees to pay, on a net basis, payments equal to the interest it receives on the Debt Obligations in exchange for receiving, on a net basis, income on a notional principal amount based on a floating rate which is based upon variations in the consumer price index.

     It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., interest, accruals of original issue discount and market discount, and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

     Your Tax Basis and Income or Loss upon Disposition. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. However, the treatment of gain or loss with respect to your portion of the Swap is subject to a number of special rules, as discussed below. To determine the amount of gain or loss, you generally must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest with regard to the Debt Obligations, or in the case of the amortization of the up-front payment on the Swap, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before [January 1, 2011]. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Discount, Accrued Interest and Premium on Debt Obligations. Some Debt Obligations may have been issued with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Debt Obligation that was issued with original issue discount must be increased as original issue discount accrues.

     Some of the Debt Obligations may give their issuers a right to defer payments on the Debt Obligations. Such Debt Obligations are subject to special treatment under the original issue discount rules. Among other things, this treatment may result in you being required to recognize income for federal income tax purposes in a particular year with respect to a Debt Obligation even though the actual cash payments on the Debt Obligation have been deferred to a later year.

     Some Debt Obligations may have been purchased by you or your Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price your Trust pays for a Debt Obligation or based on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions. Stripped U.S. Treasury Obligations are subject to the original issue discount rules, rather than being treated as having market discount.

     Some Debt Obligations may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize premium. If you make this election, you may reduce your interest income received on the Debt Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

     If the price of your Units includes accrued interest on a Debt Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

     Swap Income, Expense, Gain and Loss. Generally, the net income from periodic payments under the Swap for a taxable year is included in gross income for that taxable year. It is not anticipated that the Trust will receive nonperiodic payments under the Swap.

     In general, net periodic payments under swap contracts, including interest rate swaps, are deductible in the year in which the expense is recognized if the payments meet the other requirements of deductible expenses. However, expenses related to the carrying of straddles must be added to the basis of the property to which the expenses relate. Under proposed regulations with a proposed effective date of January 18, 2001, a straddle for these purposes would ordinarily include holding a portfolio of publicly traded fixed-rate securities and a floating rate swap against those securities. If your portion of the Debt Obligations and the Swap are treated as parts of a straddle, in general, you would be required to capitalize the net cost of carrying the Swap rather than deducting the payments currently.

     [The Trust currently anticipates that it will be required to make an up-front payment to the counterparty to enter into the Swap. This nonperiodic payment is not currently deductible. However, the nonperiodic payment is amortized using a series of ratable daily deemed periodic payments over the term of the Swap with a present value equal to the amount of the nonperiodic payment. Under this method, these deemed periodic payments are divided into their principal recovery and time value components. The amount of the deemed periodic payment in each year is generally deductible in that year, and the principal recovery component of such payments will reduce your basis in the Swap. Alternative methods may also be used.]

     Assuming the proposed regulations mentioned above became final, a related rule would also allow Unitholders to recognize a loss realized in one leg of a straddle only to the extent the loss exceeds the unrecognized gain (if any) in the other leg of the straddle. For example, if the Trust sold all or a portion of one of the Debt Obligations at a loss, the loss may be disallowed unless either (i) the value of the Swap did not vary perfectly inversely to the value of the portfolio of Debt Obligations so that there was less unrecognized gain in the portion of the Swap attributable to the Debt Obligation sold or (ii) the Trust sold or terminated the portion of the Swap attributable to the Debt Obligation sold to reduce the unrecognized gain in the Swap so that there was no unrecognized gain in the portion of the Swap attributable to the Debt Obligation sold. A similar loss disallowance could apply if you disposed of some but not all of your Units. The loss may also only be allowed if you identify the Debt Obligations with portions of the Swap as identified straddles on your books and records before the close of the day on which the Trust acquires the offsetting positions or, if the Trust has acquired the offsetting positions before you acquire your Units, the day on which your investment in the Trust is made. However, such an identification may have certain other federal income tax consequences. One of these is that the Swap might not be treated as a capital asset if you make such an identification, which would result in any gain or loss attributable to the Swap not being capital gain or loss for federal income tax purposes.

     This discussion provides only the general rules with respect to the tax treatment of the Swap. The rules, however, are complex and special rules apply in certain circumstances. In particular, your decision of whether or not to identify your share of the Swap and your share of the Debt Obligations as straddles in a timely manner will have important tax consequences.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Taxes. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, your Trust will not be taxed as a corporation, and the income of your Trust will pass through to the Unitholders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

     Impact of the Swap Income on the Trust Reporting Obligations. The Treasury has recently promulgated regulations that change, and add complexity to, the manner in which the Trust may be required to report its transactions to the Internal Revenue Service and Unitholders. Certain simplified transition rules may apply to the Trust if on or after February 23, 2006, and before July 31, 2006, both (i) the registration statement of the Trust becomes effective under the Securities Act of 1933 and (ii) trusts interests are offered for sale to the public and the Trust is fully funded before October 1, 2006.

     The Trust anticipates that it [will] [will not] satisfy the requirements for such simplified transition rules. Such simplified transition rules may apply until January 1, 2011.

     In addition to the potential availability of the transition rules, certain other simplified exceptions and safe-harbors may be available to the Trust if "substantially all" the income of the Trust is from dividends, interest or trust sales proceeds. Although a significant portion of the Trust income will come from interest on the Debt Obligations, a portion of the Trust income may also come from the Swap. The percentage of Trust income from the Swap as compared to the total Trust income will depend upon the relationship of the interest rates on the Debt Obligations to the fluctuation of the CPI. The United States Treasury Department has not yet defined what "substantially all" means in the context of these reporting rules, and the Trust will not know whether it will qualify for the additional simplified exceptions and safe-harbors until it knows what portion of the Trust's income will be from the Swap.

     If the Trust does not qualify for the simplified transition rules or for the other simplified exceptions and safe-harbors, the Trust will incur increased costs in complying with its tax reporting obligations. Such increased costs would reduce the overall return to the investor.

EXPENSES
--------------------------------------------------------------------------------

     General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trust.

     Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trust. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" for evaluating the Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

     Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the securities in the Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trust to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

OTHER MATTERS
--------------------------------------------------------------------------------

     Legal Matters. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Dorsey & Whitney LLP has acted as counsel to the Trustee and special counsel to the Trust for New York tax matters.

     Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Date of Deposit included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



  o Contents of Prospectus Part II
    The Trust.......................................A-1
    Estimated Current and Long-Term Returns.........A-4
    Public Offering.................................A-5
    Fee Accounts...................................A-11
    Rights of Unitholders..........................A-11
    Trust Administration...........................A-13
    Federal Tax Status.............................A-16
    Expenses.......................................A-19
    Additional Information.........................A-20
    Other Matters..................................A-20

  o Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Unit Trust Internet Pricing Page http://www.vankampen.com

  o Account Questions
    (1)  Contact the Trustee
         (800) 221-7668

  o Learning More About Unit Trusts
    (1)  Contact Van Kampen
         (630) 684-6000
    (1) Visit our Unit Trust Internet Product Page http://www.vankampen.com

  o Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668

                                                                     TISPRO_____

                                                                        #_______



                                   Prospectus

                                 ________ , 2006


                             Van Kampen Unit Trusts,
                            Taxable Income Series 66



                              Van Kampen Funds Inc.



Van Kampen
Investments
Shine





                             Information Supplement

Van Kampen Unit Trusts, Taxable Income Series 66

--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the prospectus for the Trust. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                                      Page

   Risk Factors.....................................................    2
   Portfolio Administration.........................................    3
   Sponsor Information..............................................    3
   Trustee Information..............................................    4
   Termination of the Trust Agreement...............................    5






      Van Kampen
      Investments
      Shine



                                  Risk Factors

    All investments involve risk. This section describes certain of the risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

    An investment in Units of the Trust should be made with an understanding of the risks that an investment in United States Treasury debt obligations may entail, including the risk that the value of the Units will decline with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future. While interest and principal payments on the securities are backed by the full faith and credit of the U.S. government, the Trust and the Units are not guaranteed or insured by the U.S. government or any government agency. In addition, the U.S. government does not guarantee the market value or yield on the securities.

    An investment in the Trust involves the risk that the value of the securities in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though the Supervisor supervises your portfolio, you should remember that your portfolio is not managed. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

    An investment in the Trust involves the risk that the value of securities will fall if interest rates increase. The securities in your Trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

    Certain of the securities held by the Trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

    Certain of the securities held by the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the Trust were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

    Additional Deposits. The Trust Agreement authorizes the sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such Trust and the issuance of a corresponding number of additional Units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees or other acquisition costs.

                            Portfolio Administration

    The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the securities designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability.

    The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the securities to issue new securities in exchange or substitution for any security, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such security or (2) in the opinion of the Supervisor the issuer will probably default with respect to such security in the reasonably foreseeable future. Any security so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying securities, the Trustee is required to give notice thereof to each Unitholder, identifying the securities eliminated and the securities substituted therefor. Except as stated herein and under "Trust Administration--Replacement Securities" in the prospectus regarding the substitution of Replacement Securities for Failed Securities, the acquisition by the Trust of any securities other than the securities initially deposited is not permitted.

                               Sponsor Information

     Van Kampen Funds Inc. is the Sponsor of the Trust. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $110 billion under management or supervision as of March 31, 2006. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of March 31, 2006, the total stockholders' equity of Van Kampen Funds Inc. was $274,273,441 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               Trustee Information

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trust. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the certificates issued by the Trust to, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the securities held in the Trust.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and bonds of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       Termination of the Trust Agreement

    The Trust may be terminated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust is less than 40% of the original principal amount of securities.

    The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the initial principal amount of the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

    The Trust Agreement provides that the Trust shall terminate upon the maturity, prepayment, sale or other disposition of the last security held in the Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of the Trust, written notice thereof will be sent by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any securities then held in the Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.







                       CONTENTS OF REGISTRATION STATEMENT

   This registration statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants, rating services and legal counsel

   The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.2  Consent of Grant Thornton LLP (to be supplied by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 593 (File No. 333-129793) dated January 18, 2006.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (File No. 333-134376) dated July 10, 2006.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Unit Trusts, Taxable Income Series 66 has duly caused the Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 18th day of July, 2004.

                                                 VAN KAMPEN UNIT TRUSTS, TAXABLE
                                                                INCOME SERIES 66

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)

                                                          By /s/ JOHN F. TIERNEY
                                                        ------------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, the amended Registration Statement has been signed below on July 18, 2006 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Michael P. Kiley                    Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                              /s/John F. Tierney
                                                              ------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.